# RULE G BREWING CO., COCONUT CREEK, FL

## SEEKING INVESTMENT TO COMPLETE BUILD OUT FOR 2023 SPRING STARTUP

Ralph E. Rapa, Psy.D., Owner

Westcreek Plaza
4800 W. Hillsboro Blvd.
Suites A12-13
Coconut Creek, FL 33073

E / info@rulegbrewingcompany.com
T / 954-394-2231

# ABOUT US

"For such a time as this", there is no greater opportunity than to bring a local craft brewery, a welcoming place for families and individuals alike, adding to the economic vitality (jobs) of the area while providing a great return on investment for investors.

Rule G Brewing Co., will be the first locally owned, operated, brewed on site beers, microbrewery in Coconut Creek, FL. Established by entrepreneur and third generation railroader, owner Ralph E. Rapa, Psy. D., this intimate establishment with a seating capacity of 80 patrons will become one of the leading and contributing small businesses in the area. Dr. Rapa is joined by Brewing Manager Rex Reed, Operations Manager, Edward Reardon, Operations Assistant, Cameron Rapa, and HR/PR Manager, Lisa Henrie.



RULE G BREWING CO.

# ABOUT US

Rule G Brewing Co., currently under construction, will be a restaurant and microbrewery with an authentic railroad vibe of the American rail line of yesteryear. It’s poised to provide a comfortable dining experience and railroad museum in one unlike any of the craft breweries currently operation in Florida.

Fun fact: “Rule G” is the Association of American Railroads' prohibition against railroad employees working while intoxicated. Oh the irony!

Rule G Brewing Co.

Food, Fun, & *RAIL* Good Beer!©



2023 RULE G BREWING CO. 3

# PROBLEMS & SOLUTIONS

2023

## MARKET GAP

Locally owned, operated, and brewed on site breweries are nil in this area.  It's an exceptional time for Rule G to fulfill this need.

## FINANCIALS

In 2021, craft brewer volume sales grew 8%, raising the small and independent brewers' share of the U.S. beer market by volume to 13.1% demonstrating a significant customer interest.

The optimal way to make money in brewing is through by-the-glass sales. Profit margin on beers/ales is typically about 45% while the profit margins for restaurants range from 3% to 15% combing the best of both worlds.  (Source: Toast)


ESTD. 2023
Rule G
BREWING CO.
HOURS
MON-SAT 11AM-11PM
SUN 10AM - 6PM
RULEGBREWINGCOMPANY.COM
FOOD, FUN, AND
RAIL GOOD BEER!

# PROBLEMS & SOLUTIONS

## CUSTOMERS

Customers want local, unique, intimate social experiences that are not currently being offered in a niche way like the one Rule G Brewing will offer. With independent craft breweries representing 12% market share of the entire beer industry, the timing is ripe for Rule G. (Source: Brewers Association)

Our target audience is eclectic: campus communities including Broward College, Florida Atlantic University, Lynn University, and Nova Southeastern University.

In 2020, Coconut Creek FL had a population of 57,800 people and a median household income of $62,000. The rate of home ownership was 65.1%. The median age Was 41 years.



5



# BUSINESS OVERVIEW



## UNIQUE

Only locally owned, operated, with on-site handcrafted beer(and seltzers) brewery and restaurant in Coconut Creek, FL.



## FIRST TO AREA

First beautifully designed brewery of its kind in the region that is inviting and safely located. This railroad themed, social establishment is in the Butterfly Capital of the World, an addition to the tourist experience.



## TESTED

Conducted audience interest testing at local festival in 2021 and word of mouth campaign from 2021 – present day. Investors aboard from previous crowd funding campaigns.



## AUTHENTIC

Designed with the help and input of area architect and construction firm Dbuiltek that has considerable expertise and fresh design creativity in the field.

# PRODUCT OBJECTIVES



- Provide a high-quality product for which the company will become recognized

- Provide an entertaining experience that patrons will come back for...and bring their friends

- Establish strong relationships with other local businesses within the area, B2B in addition to our B2C outreach – win win for all

- Maintain tight control of cost and operation throughout by implementing metrics, labor costing, accurate record keeping, etc



COMPANY
OVERVIEW

RULE G BREWING CO.

2023

# BUSINESS MODEL



## RESEARCH

We based our research on market trends, industry resources, social media influencers, and local market analyses.

## ABSTRACT

We believe people need more choice in this growing niche market where we can really satisfy the customer request for delicious brews and food.

## DESIGN

Roaring 20's feel with rustic railroad theme, including museum pieces, and comfort above all.

**RULE G BREWING CO.**

# MARKET OVERVIEW

Opportunity to build fully sustainable craft brewing business adding to the $3.1 B contribution Florida provides to the US Craft Brew economy. Florida ranked fifth as one of the industry's top contributors (Source: Brewers Association).

Few competitors for this specifically targeted, serviceable and obtainable market.

Freedom to invent our own brews based on our own recipes that are familiar to customer base increasing opportunity for new customers.



Photo Courtesy Sun & Shore Realty

# OUR UNIQUE ESTABLISHMENT

Our product is handcrafted on site for enjoyment in this distinctive dining place  With its intimate feel and atmosphere, it's unlike most chain taprooms and pubs.

Design is elegant, "Roaring 20's" industrial theme creating a comfortable social experience. Customers can come as they are, no other strict requirement other than clothing and footwear.

Handcrafted brews and seltzers are the main draws for our consumers to our establishment. These will pair nicely with our American, Polish, and Italian pub fare.





# GROWTH STRATEGY

How we'll scale in the future

**JAN
2025**

Roll out product to local areas throughout Florida help establish the regional product brand

**JAN
2026**

Look at southern US distribution and test general public and market trends. Expand to second location in Central Florida

**JULY
2026**

Based on distribution revenue, customer demand, and experience, integrate *distillery at or near second location to be known as Rule G Brewing and Distilling Co



*Only conceptual. Distillery equipment would be on a much smaller scale.

# FORCASTING FOR SUCCESS

## Metrics
### (Estimates Only)

| | 2023 | 2024 | 2025 |
|---|---|---|---|
| GROSS REVENUE | $411,648 | $632,832 | $651,817 |
| OPERATING COSTS | $285,420 | $438,780 | $451,943 |
| LOSS | ($126,228) | ($194,052) | ($207,588) |

There is a projected 3% increase in revenue per year from year 1. Spoilage or product loss has not been factored into the formulas, but a conservative estimate could be 5% of the product. Despite this, the potential for a lucrative business is evident.

**Estimated Monthly Gross Profit (Loss)**
$51,200 – 35,500                                                       $15,700

# MEET THE TEAM

## FOR FULL BIOS, PLEASE VISIT RULEGBREWINGCOMPANY.COM



**RALPH E. RAPA, PSY. D.**
President/CEO



**EDWARD REARDON**
Operations Mgr.



**REX REED**
Brewing Mgr.



**CAMERON RAPA**
Operations Assistant



**LISA A. HENRIE**
HR/PR Mgr.

**RULE G BREWING CO.**



# FUNDING

## $130K
### CROWD FUNDING CAMPAIGNS
Revenue obtained from online peer campaigns through Mainvest and friend/family donations

## $370K
### LOANS & PERSONAL INVESTMENT
Amount obtained through manageable interest loans and personal financing

## $25K
### CASH ON HAND
Liquid cash we have on hand

## $75K
### GRANT
Restaurant Revitalization Program Grant

# SUMMARY



It's 4th and goal at the one yard line for Rule G Brewing Co. We have successfully marched down the field with a team made up of family, friends, peers, and investors from crowdfunding, plus our own personal resources.

According to our general contractor, we have less than one month worth of work left to achieve a Temporary Certificate of Occupancy. We need $250K to get us into the endzone. This will also allow us to begin full revenue operations. We are open to discussing equity investment of up to 25%.

THANK YOU IN ADVANCE
FOR CONSIDERING
INVESTING IN OUR
PROJECT

Ralph E. Rapa, Psy.D., Owner
Westcreek Plaza
4800 W. Hillsboro Blvd.
Suites A12-13
Coconut Creek, FL 33073

954-394-2231
ralph@rulegbbrewingcompany.com
https://www.rulegbrewingcompany.com/

2023

RULE G BREWING CO.

